Exhibit 17.1

SolarWindow Technologies, Inc.

9375 E. Shea Blvd.

Suite 107-B

Scottsdale, Arizona 85260

May 8, 2022

Via Email

Mr. John Rhee

Raemion Gwangsy 6305-2901

60 central Park-ro

Yeongtong gu, Swan si, Gyeonggi-do,

Email: johnrhee011@gmail.com

Re: Termination of the Executive Services Consulting Agreement dated as of August 31, 2020, between SolarWindow Technologies, Inc., a Nevada corporation (the “Company”) and John Rhee, an individual residing in the Republic of Korea (“you” or “Rhee”) as amended by written agreement dated March 1, 2021 (as so amended, the “ESCA”).

Dear Mr. Rhee:

This Notice of Termination is being delivered to you pursuant to Section 8.2 of the ESCA to advise you that by action taken by the Company’s Board of Directors the Company is terminating the ESCA and the Consulting Relationship effective as of Monday, May 9, 2022 (Korea time) pursuant to Section 8.1.4 and Section 1.4 of the ESCA. Please note that any capitalized terms used in this Notice of Termination and not otherwise defined have the meaning ascribed to such capitalized terms in the ESCA.

Currently, pursuant to the terms of the ESCA, you are providing services to, and hold the following offices, constituting the Consulting Relationship, inclusive of but not limited to the following:

•	The President, Chief Executive Officer and Chairman of the Company;
•	The President, Treasurer, Secretary and sole director of SolarWindow Asia (USA) Corp. a Nevada corporation and wholly-owned subsidiary of the Company (“SWA-USA”); and
•	The President and Director of SolarWindow Asia Co. Ltd., a Korean company, and wholly-owned subsidiary of SWA-USA (the “Korean Subsidiary”). SWA-USA and the Korean Subsidiary are collectively referred to as the “Company Subsidiaries”).

Please be advised that as provided in Section 8.5 of the ESCA, your position as an officer and director of the Company Subsidiaries and as an officer of the Company and the services provided by you as such are terminated automatically as a result of the termination of the ESCA. Accordingly, you are advised not to represent yourself to any person or entity as being an officer or director of the Company Subsidiaries, or as an officer of the Company. Also please take note of your Surviving Obligations as referenced in Section 9.14 of the ESCA.

Although you are no longer Chairman of the Company’s BOD, the termination of the ESCA does not constitute termination of your tenure as a member of the BOD.

SolarWindow Technologies, Inc.

By: Justin Frere
Justin Frere, Interim Chief Financial Officer and Secretary, and
Authorized Signatory on Behalf of the Board of Directors